October 15, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:    H. Christopher Owings, Assistant Director

Re:	EDGAR Online, Inc.

Preliminary Proxy Material on Schedule 14A

File No. 001-32194 – Filed July 26, 2010, as revised September 27, 2010

Dear Mr. Owings:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to me, dated October 13, 2010, with respect to the above-referenced preliminary proxy statement.

Where indicated below, requested changes have been included in the revised preliminary proxy statement (the “Revised Proxy Statement”), which is being filed contemporaneously with this response.

For your convenience, we set forth each comment from your comment letter in italicized typeface and include our response below it.

Preliminary Proxy Statement on Schedule 14A

General

1.	With your next response, please submit a letter from the company with the acknowledgements we requested at the end of our letter dated August 23, 2010.

This letter contains such acknowledgements as set forth below.

2.	We note your response to comment two in our letter dated August 23, 2010. In addition to indicating that the proxy statement is a preliminary copy, please also indicate that each form of proxy included with the proxy statement is a preliminary copy. See Rule 14a-6(c)(1).

Securities and Exchange Commission

October 15, 2010

Each form of proxy included with the Revised Proxy Statement has been revised to reflect the Staff’s comments.

The Merger Transaction, page 23

Factors Considered by, and Recommendation of, the EDGAR Online Board of Directors, page 27

3.	We note your responses to comments 14 and 15 in our letter dated August 23, 2010 and reissue these comments. Please expand your disclosure to indicate whether your board of directors viewed the “various data and considerations” listed on page 29 as supporting the merger or not. In addition, please expand your disclosure regarding such “various data and considerations” to explain how they were taken into account for this transaction.

This disclosure has been revised to include those considerations that support the merger in the section titled “Reasons for the Merger Identified by the EDGAR Online Board of Directors” and to remove those considerations that are duplicative of factors listed in the preceding sections.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 457-8207 if you should have any questions or comments with regard to these responses

Very truly yours,

/s/ David Price
David Price
Chief Financial Officer

cc:	Justin W. Chairman

Morgan, Lewis & Bockius LLP